UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTION, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	X Form 10-K and Form 10-KSB __ Form 20-F __ Form 11-K __Form 10-Q and Form 10-QSB __ Form N-SAR

For the period ended: December 31, 2005

	| |	Transition Report on Form 10-K
	| |	Transition Report on Form 20-F
	| |	Transition Report on Form 11-K
	| |	Transition Report on Form 10-Q
	| |	Transition Report on Form N-SAR

For the transition period ended: ___________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Full Name of Registrant: Welund Fund, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office

Street and Number:	1940 Zinfandel Drive, Suite R
City, State and Zip Code:	Rancho Cordova, CA 95670

PART II
RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

|X|	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X|	(c)	The accountant's statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed)

The annual report of the registrant on Form 10-KSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen calendar days of the date the original report was due.

Part IV-Other Information

(1)    Name and telephone number of person to contact in regard to this notification.

Robert Freiheit	(916)	768-2160
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s).
|X|	Yes	| |	No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|	Yes	| |	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
During March 2005 the Registrant purchased a pool of sub-prime auto loans. Accordingly, the Registrant had operations during the year ended December 31, 2005 that were not comparable to operations for the prior comparative year. The Registrant had revenues of approximately $24,000 and an approximate net loss of $77,000 for the year ended December 31, 2005, subject to review and change.

WELUND FUND, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2006	By:	/s/ Robert Freiheit
	Name:	Robert Freiheit
	Title:	Chief Executive Officer
Financial Officer, and
Member of the Board of Directors

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